Exhibit 99.1

VisionChina Media Inc. Announces Fourth Quarter and Full-Year 2013 Results

BEIJING, March 17, 2014 /PRNewswire/ — VisionChina Media Inc. (“VisionChina Media” or the “Company”) (Nasdaq: VISN), one of China’s largest out-of-home digital television advertising networks on mass transportation systems, today announced its unaudited financial results for the fourth quarter and full-year ended December 31, 2013.

Key Quarterly Financial and Operating Data for the Fourth Quarter of 2013

Total revenues in the fourth quarter of 2013 were $32.5 million, representing 24.3% year-over-year growth.

Gross profit in the fourth quarter of 2013 was $7.6 million. Gross margin in the fourth quarter of 2013 was 23.3% compared to 0.2% in the same quarter in 2012.

Operating profit in the fourth quarter of 2013 was $0.5 million.

Net income attributable to VisionChina Media shareholders in the fourth quarter of 2013 was $0.1 million.

In the fourth quarter of 2013, the Company’s non-GAAP financial measure, net income attributable to VisionChina Media shareholders excluding share-based compensation expenses (non-GAAP), was $0.4 million, compared to non-GAAP net loss attributable to VisionChina Media shareholders of $15.3 million in the fourth quarter of 2012.

Basic and diluted net income per American Depository Share (“ADS”) attributable to VisionChina Media shareholders in the fourth quarter of 2013 was $0.03 and $0.03, respectively (one ADS[1] represents twenty ordinary shares), compared to basic and diluted net loss per ADS attributable to VisionChina Media shareholders of $3.45 and $3.45, respectively, in the fourth quarter of 2012.

The Company had cash and cash equivalents of $38.9 million as of December 31, 2013. Net cash provided by operating activities was $5.8 million in the fourth quarter of 2013, compared to net cash used in operating activities of $2.3 million in the third quarter of 2013.

Total broadcasting hours in the Company’s network in the fourth quarter of 2013 were 38,458 hours, compared to 39,930 broadcasting hours in the fourth quarter of 2012.

As of December 31, 2013, the Company’s network covered 19 cities, secured either by exclusive agency agreements or joint venture contracts, and included 111,163 digital displays on mass transit systems.

Average advertising revenue per broadcasting hour on the Company’s network in the fourth quarter of 2013 was $772, compared to $581 in the fourth quarter of 2012.

The Company sold an average of 9.16 advertising minutes per broadcasting hour on its network in the fourth quarter of 2013, compared to 5.91 minutes in the fourth quarter of 2012.

Full-Year 2013 Highlights

Total revenues were $104.7 million in the full-year 2013, of which advertising service revenue was $103.1 million.

Gross profit in the full-year 2013 was $13.9 million.

Operating loss in the full-year 2013 was $22.0 million.

Net loss attributable to VisionChina Media shareholders in the full-year 2013 was $24.0 million.

The Company’s non-GAAP net loss attributable to VisionChina Media shareholders in the full-year 2013 was $21.0 million.

Basic and diluted net loss per ADS attributable to VisionChina Media shareholders in the full-year 2013 were $4.72 and $4.72

Total broadcasting hours in the Company’s network were 152,575 hours in the full-year 2013.

The Company sold an average of 7.43 advertising minutes per broadcasting hour in the full-year 2013.

Average advertising service revenue per broadcasting hour in the full-year 2013 was $633.

Mr. Limin Li, VisionChina Media’s chairman and chief executive officer, commented, “We are pleased to report a profitable fourth quarter of 2013, which was the result of continued improvements in our operating efficiency along with strict cost-control measures. Also, the series of transitional strategies we implemented regarding promotional and marketing events, technological innovation, and programming production have yielded encouraging results and have significantly broadened our product and service offerings. We are also vigorously working with our bus partners, along with leading internet companies, to explore additional ways of monetizing our networks amid the popularity of the mobile internet. While we have come to expect seasonal weakness in the first quarter, I am confident that we are on the right track to continue to deliver improved operational and financial results in 2014.”

Stanley Wang, the Company’s chief financial officer, added, “The fourth quarter of 2013 marked a strong rebound for VisionChina Media, reflecting continued gains in our brand recognition among advertisers given our scale of coverage, high conversion rates, and highly cost-effective mobile TV networks, which hold particular appeal for mobile internet operators as a means to break through limitations in traditional online advertising. Going forward, we will continue to carefully manage costs and expenses in order to provide a solid foundation for sustainable and long-term bottom-line growth.”

Fourth Quarter 2013 Results

VisionChina Media’s total revenues were $32.5 million in the fourth quarter of 2013, representing an increase of 24.3% from $26.1 million in the fourth quarter of 2012 and an increase of 13.9% from $28.5 million in the third quarter of 2013. Advertising service revenue, which accounted for 96.3% of total revenues in the fourth quarter of 2013, was $31.3 million, representing an increase of 22.9% compared to the fourth quarter of 2012 and an increase of 11.1% compared to the third quarter of 2013.

Total broadcasting hours in the fourth quarter of 2013 were 38,458 hours, compared to 39,930 hours in the fourth quarter of 2012 and 39,930 hours in the third quarter of 2013.

Average advertising revenue per broadcasting hour was $772 in the fourth quarter of 2013, compared to $581 in the fourth quarter of 2012 and $687 in the third quarter of 2013.

In the fourth quarter of 2013, the Company sold a total of 352,418 advertising minutes in its network, compared to 235,794 advertising minutes in the fourth quarter of 2012 and 305,926 advertising minutes in the third quarter of 2013.

The Company sold an average of 9.16 advertising minutes per broadcasting hour in the fourth quarter of 2013, compared to 5.91 advertising minutes per broadcasting hour in the fourth quarter of 2012 and 7.95 advertising minutes per broadcasting hour in the third quarter of 2013.

During the fourth quarter of this year, 462 advertisers purchased advertising time on the Company’s advertising network, either directly or through advertising agents, compared to 533 advertisers in the fourth quarter of 2012 and 463 advertisers in the third quarter of 2013.

Media cost, the most significant component of advertising service cost, was $19.8 million in the fourth quarter of 2013, representing 80.9% of total advertising service cost, compared to $20.0 million, or 76.5% of total advertising service cost, in the fourth quarter of 2012, and $17.5 million, or 81.1% of total advertising service cost, in the third quarter of 2013.

Gross profit in the fourth quarter of 2013 was $7.6 million, compared to gross loss of $40,898 in the fourth quarter of 2012 and gross profit of $6.9 million in the third quarter of 2013.

Advertising service gross margin was 22.0% in the fourth quarter of 2013, compared to gross margin of negative 1.8% in the fourth quarter of 2012 and gross margin of 23.4% in the third quarter of 2013.

Selling and marketing expenses were $5.4 million in the fourth quarter of 2013, representing a decrease of 40.0% from $9.0 million in the fourth quarter of 2012 and a decrease of 24.6% from $7.1 million in the third quarter of 2013. Selling and marketing expenses accounted for 17.2% of the Company’s advertising service revenue in the fourth quarter of 2013, compared to 35.2% in the fourth quarter of 2012 and 25.3% in the third quarter of 2013.

General and administrative expenses were $2.4 million in the fourth quarter of 2013, representing a decrease of 55.1% from $5.5 million in the fourth quarter of 2012 and a decrease of 2.7% from $2.5 million in the third quarter of 2013.

Operating profit was $0.5 million in the fourth quarter of 2013, compared to operating loss of $16.4 million in the fourth quarter of 2012 and operating loss of $2.9 million in the third quarter of 2013.

The Company recorded a net interest expense of $0.3 million in the fourth quarter of 2013, compared to net interest expense of $0.5 million in the fourth quarter of 2012 and net interest expense of $0.2 million in the third quarter of 2013.

The Company recorded income tax expenses of $0.2 million in the fourth quarter of 2013, compared to income tax expenses of $1.1 million in the fourth quarter of 2012 and income tax expenses of $0.05 million in the third quarter of 2013.

Net income attributable to VisionChina Media shareholders (GAAP) was $0.1 million in the fourth quarter of 2013, compared to net loss attributable to VisionChina Media shareholders of $17.5 million in the fourth quarter of 2012 and net loss attributable to VisionChina Media shareholders of $3.7 million in the third quarter of 2013.

Basic and diluted net income per ADS was $0.03 and $0.03, respectively, in the fourth quarter of 2013.

The Company’s non-GAAP financial measure, net income attributable to VisionChina Media shareholders, excluding share-based compensation expenses (non-GAAP) was $0.4 million in the fourth quarter of 2013, compared to non-GAAP net loss attributable to VisionChina Media shareholders of $15.3 million in the fourth quarter of 2012 and non-GAAP net loss attributable to VisionChina Media shareholders of $3.5 million in the third quarter of 2013.

As of December 31, 2013, the Company had 111,163 digital television displays in its network, compared to 108,567 as of December 31, 2012 and 110,383 as of September 30, 2013.

As of December 31, 2013, the Company had 642 employees, compared to 715 employees as of December 31, 2012 and 666 employees as of September 30, 2013.

The Company had cash and cash equivalents of $38.9 million as of December 31, 2013, compared to $35.7 million as of September 30, 2013. Net cash provided by operating activities was $5.8 million in the fourth quarter of 2013, compared to net cash used in operating activities of $2.3 million in the third quarter of 2013.

Depreciation and amortization was $1.0 million and capital expenditures were $0.2 million in the fourth quarter of 2013.

Full-Year 2013 Results

Total revenues in the full-year 2013 were $104.7 million, a decrease of 9.4% from $115.7 million in the full-year 2012. Advertising service revenue, which accounted for 98.4% of total revenues in the full-year 2013, was $103.1 million, representing a decrease of 10.1% from $114.7 million in the full-year 2012.

Media cost, the most significant component of advertising service cost, was $72.9 million in the full-year 2013, representing 80.8% of total advertising service cost, compared to $97.1 million, or 79.8% of total advertising service cost in the full-year 2012.

Gross profit in the full-year 2013 was $14.0 million, compared to gross loss of $6.1 million in the full-year 2012. Advertising service gross margin was 13.3% in the full-year 2013, compared to negative 5.8% in the full-year 2012.

Selling and marketing expenses in the full-year 2013 were $27.3 million, compared to $43.0 million in the full-year 2012. The decrease in selling and marketing expenses was primarily due to strict cost control measures executed by the company.

General and administrative expenses in the full-year 2013 were $9.3 million, compared to $18.4 million in the full-year 2012. The decrease in general and administrative expenses was mainly attributable to decreases in legal costs and bad debt expenses.

Operating loss in the full-year 2013 was $22.0 million, compared to an operating loss of $252.3 million in the full-year 2012. Operating loss in the full year of 2012, primarily due to a non-cash impairment charge of $178.8 million, as the result of a write-down of goodwill and intangible assets associated with the Company’s acquisitions of the six advertising agency businesses in 2008 and the Company’s acquisition of Digital Media Group Company Limited (“Digital Media Group”), which was completed in 2010.

The Company recorded net interest expense of $1.0 million in the full-year 2013, compared to net interest expense of $1.9 million in the full-year 2012.

The Company recorded an income tax expense of $0.4 million in the full-year 2013, compared to an income tax benefit of $7.5 million in the full-year 2012.

Net loss attributable to VisionChina Media shareholders in the full-year 2013 was $24.0 million, compared to net loss attributable to VisionChina Media shareholders of $246.4 million in the full-year 2012. Basic and diluted net loss per ADS attributable to VisionChina Media shareholders, in the full-year 2013, was $4.72 and $4.72 respectively.

The Company’s non-GAAP net loss attributable to VisionChina Media shareholders in the full-year 2013 was $21.0 million, compared to non-GAAP net loss attributable to VisionChina Media shareholders of $66.6 million (non-GAAP) in the full-year 2012.

Business Outlook

The Company estimates its advertising service revenue in the first quarter of 2014 will be between $20.5 million and $21.5 million, excluding 6% Value Added Tax, representing year-over-year growth of 20.6% to 26.4%. The Company estimates that advertising service revenue during the first quarter of 2014 will be negatively affected by seasonality. The Company expects that the seasonal impact will be short-term in nature and that the Company’s advertising service revenue will increase in subsequent quarters.

These estimates are based on an exchange rate of RMB 6.1232 per $1.00.

The Company notes that its guidance is based on its current network that, as of the date of this press release, has already been secured by exclusive agency agreements or joint venture contract, and is based on management’s current assessment of the possible outcome of settlement discussions with the selling shareholders and former management of Digital Media Group. If the number of cities in the Company’s network expands or contracts, or if there is any progress in the settlement discussions that affects management’s assessment of the possible outcome, management’s forecast could be affected.

Conference Call

VisionChina Media’s management will hold an earnings conference call at 8:00 p.m. U.S. Eastern Time on March 17, 2014 (8:00 a.m. Beijing/Hong Kong Time on March 18, 2014).

U.S. Toll Free: +1-866-519-4004
U.S. Toll: +1-845-675-0437
Hong Kong Toll: +852-2475-0994
International Toll: +65-6723-9381
Passcode for all regions: VisionChina

A replay of the conference call may be accessed by phone at the following numbers until March 24, 2014.

U.S. Toll Free: +1-855-452-5696
U.S. Toll: +1-646-254-3697
International Toll: +61-2-8199-0299
Conference ID: 9208169

Additionally, a live and archived webcast of this conference call will be available on the Investor Relations section of VisionChina Media’s website at http://www.visionchina.cn.

About VisionChina Media Inc.

VisionChina Media Inc. (Nasdaq: VISN) operates an out-of-home advertising network on mass transportation systems, including buses and subways. As of December 31, 2013, VisionChina Media’s advertising network included 111,163 digital television displays on mass transportation systems in 19 of China’s economically prosperous cities, including Beijing, Guangzhou and Shenzhen, as secured by exclusive agency agreements or joint venture contract. VisionChina Media has the ability to deliver real-time, location-specific broadcasting, including news, stock quotes, weather and traffic reports, and other entertainment programming. For more information, please visit http://www.visionchina.cn.

Use of Non-GAAP Financial Measures

In addition to VisionChina Media’s consolidated financial results under GAAP, the Company also provides non-GAAP financial measures, including net income/(loss) excluding non-cash share-based compensation expenses, amortization of intangible assets, contingent loss in connection with a litigation, impairment loss and income tax credit in connection with the impairment loss. The Company believes that the non-GAAP financial measures provide investors with another method for assessing VisionChina Media’s operating results in a manner that is focused on the performance of its ongoing operations. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of VisionChina Media’s liquidity and when planning and forecasting future periods. The Company computes its non-GAAP financial measures using the same consistent method from quarter to quarter.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Among other things, the quotations from management in this press release contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1 and its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Ms. Shuning Yi
Investor Relations Department
VisionChina Media Inc.
Tel: +86-134-2090-9426
E-mail: shuning.yi@visionchina.cn

Mr. Colin Wang
Investor Relations Director
VisionChina Media Inc.
Tel: +86 135-1001-0107
Email: colin.wang@visionchina.cn

In the United States:

Mr. Justin Knapp
Ogilvy Financial, U.S.
Tel: +1-616-551-9714
E-mail: visn@ogilvy.com

[1]                   ADS amounts adjusted for a change in the ratio of the Company’s American Depositary Shares to ordinary shares from 1:1 to 1:20, effective as of December 12, 2012.

VISIONCHINA MEDIA INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousand U.S. dollars)

	December 31, 2013	September 30, 2013	December 31, 2012
	(Unaudited)	(Unaudited)	(Note 1)
ASSETS
Current Assets:
Cash and cash equivalents	38,949	35,659	29,012
Restricted cash	12,856	15,353	14,533
Accounts receivable, net	39,065	36,609	36,743
Amounts due from related parties	2,329	1,642	2,104
Prepaid expenses and other current assets	19,087	20,973	26,808
Total current assets	112,286	110,236	109,200
Non-current Assets:
Fixed assets, net	7,884	8,713	10,782
Intangible assets	418	341	367
Investments under equity method	7,622	7,764	7,305
Other investments	3,140	3,127	3,045
Long-term prepayments and deposits	18,820	19,355	17,537
Restricted cash	818	815	1,115
Deferred tax assets	153	335	444
Total non-current assets	38,855	40,450	40,595
TOTAL ASSETS	151,141	150,686	149,795

LIABILITIES AND EQUITY
Current Liabilities:
Short-term bank loans	26,340	31,240	8,998
Accounts payable	5,745	4,946	7,744
Amounts due to related parties	1,678	1,364	1,828
Consideration payable	75,800	75,800	64,000
Income tax payable	51	5	24
Accrued expenses and other current liabilities	20,017	16,581	26,210
Total current liabilities	129,631	129,936	108,804
Non-current Liabilities:
Other non-current liabilities	2,175	2,166	977
Total non-current liabilities	2,175	2,166	977
Total liabilities	131,806	132,102	109,781

Equity:
Common shares	10	10	10
Additional paid-in capital	343,512	343,201	342,671
Accumulated deficit	(364,105)	(364,235)	(340,138)
Accumulated other comprehensive income	39,908	39,578	37,372
Total VisionChina Media Inc. shareholders’ equity	19,325	18,554	39,915
Noncontrolling interest	10	30	99
Total equity	19,335	18,584	40,014
TOTAL LIABILITIES AND EQUITY	151,141	150,686	149,795

Note 1: Information extracted from the audited consolidated financial statements included in the Company’s 2012 annual report on

Form 20-F filed with the Securities and Exchange Commission on May 30, 2013 and rounded to thousand of U.S. dollars.

VISIONCHINA MEDIA INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousand U.S. Dollars, except number of shares and per share data)

	For three months ended
	December 31, 2013	September 30, 2013	December 31, 2012
	(Unaudited)	(Unaudited)	(Unaudited)

Revenues:
Advertising service revenue	31,294	28,175	25,457
Other revenue	1,186	345	672
Total revenues	32,480	28,520	26,129
Cost of revenues:
Advertising service cost	(24,408)	(21,579)	(25,909)
Other cost	(489)	(17)	(261)
Total cost of revenues	(24,897)	(21,596)	(26,170)
Gross profit/(loss)	7,583	6,924	(41)
Operating expenses:
Selling and marketing expenses	(5,380)	(7,136)	(8,968)
General and administrative expenses	(2,448)	(2,517)	(5,454)
Contingent loss in connection with a litigation	—	—	(2,043)
Total operating expenses	(7,828)	(9,653)	(16,465)
Share of loss from equity method investees	(89)	(395)	(61)
Dividend income from cost method investments	—	—	162
Government grant	832	179	—
Operating profit (loss)	498	(2,945)	(16,405)
Interest income	44	122	141
Interest expense	(294)	(292)	(642)
Other income (expenses)	81	(556)	455
Net income (loss) before income taxes	329	(3,671)	(16,451)
Income tax	(218)	(52)	(1,057)
Net loss	111	(3,723)	(17,508)
Net loss attributable to noncontrolling interest	19	21	29
Net income (loss) attributable to VisionChina Media Inc. shareholders	130	(3,702)	(17,479)

Net income (loss) per share:
Basic	0.00	(0.04)	(0.17)
Diluted	0.00	(0.04)	(0.17)

Net income (loss) per ADS (1):
Basic	0.03	(0.73)	(3.45)
Diluted	0.03	(0.73)	(3.45)

Weighted average number of shares used in computation of net income (loss) per share:
Basic	101,494,507	101,366,632	101,373,145
Diluted	101,494,507	101,366,632	101,373,145

Weighted average number of ADS used in computation of net income (loss) per ADS:
Basic	5,074,725	5,068,332	5,068,657
Diluted	5,074,725	5,068,332	5,068,657

Share-based compensation expenses during the related periods included in:
Cost of revenues	(34)	(13)	(13)
Selling and marketing expenses	(102)	(91)	(95)
General and administrative expenses	(176)	(70)	(50)
Total	(312)	(174)	(158)

Reconciliation from GAAP net income (loss) attributable to VisionChina Media Inc. shareholders to Adjusted Non-GAAP net income (loss) attributable to VisionChina Media Inc. shareholders:
Net income (loss) attributable to VisionChina Media Inc. shareholders (GAAP)	130	(3,702)	(17,479)
Add back share-based compensation expenses	312	174	158
Add back amortization of intangible assets	—	—	—
Add back contingent loss in connection with a litigation	—	—	2,043
Net income (loss) attributable to VisionChina Media Inc. shareholders (Non-GAAP)	442	(3,528)	(15,278)

Note 1: ADS amounts adjusted for a change in the ratio of the Company’s American Depositary Shares (“ADSs”) to ordinary shares (“Shares”) from 1:1 to 1:20 (“Ratio Change”), effective as of December 12, 2012.

VISIONCHINA MEDIA INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousand U.S. Dollars, except number of shares and per share data)

	For twelve months ended
	December 31, 2013	December 31, 2012
	(Unaudited)	(Note 1)

Revenues :
Advertising service revenue	103,117	114,741
Other revenue	1,625	926
Total revenues	104,742	115,667
Cost of revenues :
Advertising service cost	(90,310)	(121,374)
Other cost	(514)	(345)
Total cost of revenues	(90,824)	(121,719)
Gross profit (loss)	13,918	(6,052)
Operating expenses :
Selling and marketing expenses	(27,275)	(42,980)
General and administrative expenses	(9,337)	(18,394)
Impairment loss	—	(178,814)
Contingent loss in connection with a litigation	(2,149)	(6,275)
Total operating expenses	(38,761)	(246,463)
Share of profits from equity method investees	8	46
Dividend income from cost method investments	44	162
Government grant	2,783	—
Operating loss	(22,008)	(252,307)
Interest income	419	696
Interest expense	(1,426)	(2,615)
Other income	(667)	151
Net loss before income taxes	(23,682)	(254,075)
Income tax (expense) benefit	(373)	7,547
Net loss	(24,055)	(246,528)
Net loss attributable to noncontrolling interest	88	119
Net loss attributable to VisionChina Media Inc. shareholders	(23,967)	(246,409)

Net loss per share:
Basic	(0.24)	(2.43)
Diluted	(0.24)	(2.43)

Net loss per ADS (2):
Basic	(4.72)	(48.62)
Diluted	(4.72)	(48.62)

Weighted average number of shares used in computation of net loss per share:
Basic	101,495,442	101,351,222
Diluted	101,495,442	101,351,222

Weighted average number of ADS used in computation of net loss per ADS:
Basic	5,074,772	5,067,561
Diluted	5,074,772	5,067,561

Share-based compensation expenses during the related periods included in:
Cost of revenues	(73)	(53)
Selling and marketing expenses	(379)	(395)
General and administrative expenses	(390)	(221)
Total	(842)	(669)

Reconciliation from GAAP net loss attributable to VisionChina Media Inc. shareholders to Adjusted Non-GAAP net loss attributable to VisionChina Media Inc. shareholders:
Net loss attributable to VisionChina Media Inc. shareholders (GAAP)	(23,967)	(246,409)
Add back share-based compensation expenses during the related periods	842	669
Add back amortization of intangible assets during the related periods		3,106
Add back provision for contingent loss in connection with a litigation	2,149	6,275
Add back impairment loss of goodwill and intangible assets in the related period	—	178,814
Subtract tax credit in connection to impairment of intangible assets		(9,102)
Net loss attributable to VisionChina Media Inc. shareholders (Non-GAAP)	(20,976)	(66,647)

Note 1: Information extracted from the audited consolidated financial statements included in the Company’s 2012 annual report on Form 20-F filed with the Securities and Exchange Commission on May 30, 2013, and rounded to thousands of US dollars.

Note 2: ADS amounts adjusted for a change in the ratio of the Company’s American Depositary Shares (“ADSs”) to ordinary shares (“Shares”) from 1:1 to 1:20, effective as of December 12, 2012.